UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                            Commission File Number  333-03885-01

TRUST CREATED BY MIDLAND REALTY ACCEPTANCE CORP. (under a Pooling and Servicing Agreement dated as of September 1, 1996, which Trust is the issuer of Commercial Pass-Through Certificates, Series 1996-C1)
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           (Exact name of the registrant as specified in its charter)

LaSalle National Bank, Trustee, 135 South LaSalle Street,
Suite 1740, Chicago, IL 60603,
Attn: Asset-Backed Securities Trust Services, MRAC Series
1996-C1   (800) 246-5761
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                   (Address, including zip code, and telephone

Commercial Mortgage Pass-Through Certificates, Series 1996-C1
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            (Title of each class of securities covered by this Form)

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(Titles of all other  classes  of  securities  for which a duty to file  reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(l)(i)     ____        Rule 12h-3(b)(l)(i)      ____
         Rule 12g-4(a)(l)(ii)    ____        Rule 12h-3(b)(l)(ii)     ____
         Rule 12g-4(a)(2)(i)     ____        Rule 12h-3(b)(2)(i)      ____
         Rule 12g-4(a)(2)(ii)    ____        Rule 12h-3(b)(2)(ii)     ____
                                             Rule 15D-6                 X

    Approximate number of holders of record as of the certification or notice
date:   less than 50

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 1997   MIDLAND LOAN SERVICES, L.P., not in
                       its individual capacity, but solely
                       as a duly authorized agent of the
                       Registrant pursuant to Section 3.20
                       of the Pooling and Servicing
                       Agreement, dated September 1, 1996

                       By: Midland Data Systems, Inc., its General Partner

                           By:/s/ Lawrence D. Ashley
                                Name: Lawrence D. Ashley
                                Title: Director of MBS Pograms


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.